AMENDMENT NO. 2, dated as of April 26, 2013 (this "Amendment"), among LOGAN'S ROADHOUSE, INC., a Tennessee corporation (the "Borrower"), LRI HOLDINGS, INC., a Delaware corporation ("Holdings"), JPMORGAN CHASE BANK, N.A., as Administrative Agent, and the Required Lenders listed on the signature pages hereto, to the CREDIT AGREEMENT, dated as of October 4, 2010, as amended, supplemented, amended and restated or otherwise modified from time to time (the "Credit Agreement") among the Borrower, Holdings, each lender from time to time party thereto (collectively, the "Lenders" and, individually, a "Lender"), JPMORGAN CHASE BANK, N.A., as Administrative Agent, and the other financial institutions party thereto. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

WHEREAS, Section 10.1 of the Credit Agreement permits the Credit Agreement to be amended from time to time with the written consent of the Required Lenders, the Administrative Agent and each Loan Party party thereto;

NOW, THEREFORE, in consideration of the premises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1. **Amendments.**

As of the Amendment No. 2 Effective Date (as defined below), the Credit Agreement shall be amended as follows:

(a) The definition of "Consolidated EBITDA" in Section 1.1 of the Credit Agreement is hereby amended by restating subclause (d) thereof as follows:

"(d) the amount of all cash payments made in such period to the extent that such payments relate to any reserve or similar non-cash charge incurred in a previous period that was added back in determining Consolidated EBITDA hereunder pursuant to the preceding subclause (b) (but excluding any cash severance payments up to an aggregate amount of $1,000,000 in any fiscal year)"

(b) Section 2.8 of the Credit Agreement is hereby amended and restated as follows:

"Mandatory Prepayments. (a) The Borrower shall prepay the Revolving Loans and/or Swingline Loans to the extent, if any, that the Total Revolving Extensions of Credit exceed the amount of the Total Revolving Commitments, provided that if the aggregate principal amount of Revolving Loans and Swingline Loans then outstanding is less than the amount of such excess (because L/C Obligations constitute a portion thereof), the Borrower shall, to the extent of the balance of such excess, replace outstanding Letters of Credit and/or deposit an amount in cash in a cash collateral account established with the Administrative Agent for the benefit of the Lenders on terms and conditions satisfactory to the Administrative Agent.

(b) If the Borrower or any of its Subsidiaries receives net cash proceeds as a result of a sale of any asset under Section 7.5(d), the Borrower shall prepay the Revolving Loans and/or Swingline Loans on or prior to the date which is ten Business Days after the date of the receipt of such net cash proceeds in an aggregate principal amount equal to 100% of all such net cash proceeds received.

(c) The application of any prepayment pursuant to this Section 2.8 shall be made, first, to ABR Loans and, second, to Eurodollar Loans. Each prepayment of the Loans under this Section 2.8 (except in the case of Revolving Loans that are ABR Loans and Swingline Loans) shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid."

(c)　　Section 7.5(d) of the Credit Agreement is hereby amended by renumbering clause (iv) as clause (v), and replacing "clause (iv)" in the proviso thereof with "clause (v)", and inserting a new clause (iv) immediately after "at least 75% cash," as follows:

(iv) the net cash proceeds of such asset sale received by the Borrower or such Subsidiary shall be applied to prepay the Revolving Loans and/or Swingline Loans as provided in Section 2.8(b)"

(d)　　Section 7.16 of the Credit Agreement is hereby amended by replacing the table with the following:

Fiscal Year Ending	Amount
July 31, 2011	$50,000,000
July 29, 2012	$55,000,000
July 28, 2013	$20,000,000
August 3, 2014	$20,000,000
August 2, 2015	$30,000,000
July 31, 2016	$30,000,000

(e)　　Section 7.17(a) of the Credit Agreement is hereby amended by replacing the last four lines in the table with the following:

2013	7.00:1.00
2014	7.00:1.00
2015	6.50:1.00
2016	6.50:1.00

(f)　　Section 7.17(b) of the Credit Agreement is hereby amended by replacing the last four lines in the table with the following:

2013	1.10:1.00
2014	1.10:1.00
2015	1.15:1.00

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2016	1.15:1.00

Section 2.   Representations and Warranties.

Each of Holdings and the Borrower represents and warrants to the Lenders as of the date hereof and the Amendment No. 2 Effective Date (as defined below) that:

(a)   Each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents are true and correct in all material respects on and as of the date hereof and as of the Amendment No. 2 Effective Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date).

(b)   No Default or Event of Default has occurred and is continuing.

Section 3.   Conditions to Effectiveness.

This Amendment shall become effective as of the date first written above (the "Amendment No. 2 Effective Date") when the Administrative Agent (or its counsel) shall have received from (i) the Required Lenders and (ii) each of the other parties hereto, a counterpart of this Amendment signed on their behalf. The Administrative Agent will confirm to the Borrower the completion of the condition set forth in clause (i) of this Section 3.

Section 4.   Counterparts.

This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Amendment by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. A set of the copies of this Amendment signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

Section 5.   Applicable Law.

THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 6.   Effect of Amendment.

Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Agents under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or

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any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

LOGAN'S ROADHOUSE, INC.



By: _____

Name: Amy Bertauski

Title: CFO, Treasurer, Secretary

LRI HOLDINGS, INC.

By: _____

Name: Amy Bertauski

Title: CFO, Treasurer, Secretary

JPMORGAN CHASE BANK, N.A., as
Administrative Agent and as a Lender



By: _____
Name:
Title: Tony Wong
        Vice President

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as a Lender



By: _____
       Name: Ari Bruger
       Title: Authorized Signatory



By: _____
       Name: Tyler R. Smith
       Title: Authorized Signatory